LBMZ SECURITIES, INC.
Chicago, Illinois

FINANCIAL STATEMENTS

Including Independent Registered Public Accounting Firm's
Report As of and for the Year Ended November 30, 2025

(Filed as
CONFIDENTIAL Information
Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange
Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III   *#2*

SEC FILE NUMBER

8-23266

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __12/01/2024__ AND ENDING __11/30/2025__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LBMZ Securities Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 North Wacker, Suite 1500

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo	312-718-2573	doug@colombo-consulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, and middle name)

300 Tri State International, Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)
10/20/2009		3874	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith Ann Calder, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LBMZ Securities Inc., as of November 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Compliance Officer

OFFICIAL SEAL
CHRISTOPHER BITTEL-COHEN
Notary Public, State of Illinois
Commission No. 99[illegible]
My Commission Expires May 30, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Facing Page

Oath or Affirmation



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LBMZ Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LBMZ Securities, Inc. as of November 30, 2025, the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LBMZ Securities, Inc. as of November 30, 2025, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LBMZ Securities, Inc.'s management. Our responsibility is to express an opinion on LBMZ Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LBMZ Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of LBMZ Securities, Inc.'s financial statements. The supplemental information is the responsibility of LBMZ Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as LBMZ Securities, Inc.'s auditor since 2015.

Michael Coglianese CPA. P.C.

Lincolnshire, IL

February 11, 2026

LBMZ SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2025

ASSETS

Cash and cash equivalents	$	95,549
Receivable from clearing brokers		2,722,383
Due from affiliate		87,730
Short Term Investment		241,767
Other Receivable		2,708
Prepaid Expenses		23,353
Deferred Income Tax Asset		5,636
TOTAL ASSETS	$	3,179,126

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliate	$	820,310
Accounts payable		54,419
Total liabilities before accrued interest payable subordinated debt		874,729
Accrued interest payable subordinated debt		153,650
TOTAL LIABILITIES		1,028,379
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		1,000,000
STOCKHOLDER'S EQUITY		1,150,747
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,,179,126

LBMZ SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended November 30, 2025

REVENUES		
Commissions, executions and clearing fee	$	2,530,712
Interest Income		955,064
Customer Minimum Activity		208,024
Total Revenues		3,693,800
Expenses		
Professional and regulatory fees		130,799
Salaries and bonuses		251,237
Execution and Clearing Fees		1,739,323
Consulting		191,668
Marketing		236,856
Employment Expense		29,203
IT Expense		6,761
Other		88,494
Net Income before Income Tax		2,674,341
Income		1.019.459
Income tax expense		290,620
Net **Income**	$	728,839

LBMZ SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended November 30, 2025

	Common Stock	Paid In Capital	Retained Earning (Deficit)	Total
BALANCE, November 30, 2024	$ 1,000	$ 1,019,000	$ (598,092)*	$ 421,908*
	-	-	-	-
Net Income	-	-	728,839	728,839
BALANCE, November 30, 2025	**$ 1,000**	$ 1,019,000	$ 130,747	1,150,747

Common stock, no par value; 1,000 shares authorized, issued, and outstanding.

**Retained deficit was misstated at December 31, 2024. The correct balance should have been $(598,092) versus the previously presented $(591,256). While the internal financial reporting records were accurate, the amount reported in the 2024 audit was incorrectly stated and was not identified during quality control review.

See notes to financial statements.

LBMZ SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	**728,839**
Adjustments to reconcile net income to net cash used in operating activities		
Deferred income taxes		**229,406**
(Increase) decrease in:		
Other receivable from broker		**(1,169,249)**
Receivables from clearing brokers		**180**
Due from affiliate		**(1,273)**
Prepaid expenses		**(126)**
Other receivable		**(580)**
Increase (decrease) in:		
Due to affiliates		**162,109**
Accounts payable		**(11,807)**
Accrued expenses		**14,165**
Accrued interest payable subordinated debt		**14,550**
Net Cash and Cash Equivalents used in Operating Activities		**(33,786)**
CASH PROVIDED BY INVESTING ACTIVITIES		
		0
NET CASH PROVIDED BY INVESTING ACTIVITIES		
CASH PROVIDED BY FINANCING ACTIVITIES		**0**
		0
NET CASH PROVIDED BY FINANCING ACTIVITIES		
Net Decrease in Cash and Cash Equivalents		(33,786)
SHORT TERM INVESTMENT		241,767
CASH Beginning of Year		95,550
CASH AND SHORT TERM INVESTMENTS END OF YEAR	$	337,317

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$0
Income tax payments	$0

See notes to financial statements.

LBMZ SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended November 30, 2025

Subordinated Debt, Beginning Balance	$1,000,000
New subordinated borrowing	-
SUBORDINATED DEBT, Ending Balance	**$1.000.000**

See notes to financial statements.

LBMZ SECURITIES, INC.

NOTE 1 - Nature of Operations

LBMZ SECURITIES, INC. (the "Company", also known as "ZacksTrade"), a C Corporation, established in 1978 in the state of Illinois, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company derives commission income from retail brokerage operations. Customer accounts are introduced to our clearing broker, Interactive Brokers, LLC on a fully-disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

All commission and clearance fee revenue is recognized in the month in which the transactions associated with the commissions are completed (settlement date). GAAP requires revenue to be recognized in the month in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of this revenue.

The Company recognizes interest income from its customers at Interactive Brokers, LLC. Interest income is accrued, based on the month ending balance in the customers' accounts, and is paid to the Company in the following month.

Continued revenue source for 2026, Minimum Activity Fee.

Clearing Agent is charging accounts an inactivity fee, which is shared with the Firm.

Cash and Cash Equivalents

The Company defines cash and equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

As of December 31,2025 the balances are as follows
Cash	$ 95,549
Short term Investment	241,768
Total	337,317

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position.   The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense.   The Company did not have any uncertain tax positions as of November 30, 2025. Income tax returns filed or to be filed for the years ended November 30, 2020 through 2025 remain open and are subject to review by applicable tax authorities.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes. Management believe that it is more likely than not that the benefit from this net operating loss carry forward will not be realized in the near team. Consequently, a valuation allowance of $150,000, was applied against the deferred tax asset related to these net operating loses carryforward.

Other Receivable from broker

Represents cash held in a brokerage account that is not being traded.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables from clearing broker, certificate of deposit, accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year Ended November 30, 2025, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through the date of the Independent Registered Public Accounting Firm report The Company feels that no material events have occurred through that date would require recording or disclosure in the Company's financial statements.

Reportable Segments

The Company is engaged in a single line of business as a securities broker-dealer, which provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.

NOTE 3 - Related <u>Party</u> Transactions

The Company uses the payroll services of its affiliate, Zacks Investment Research, Inc. ("ZIR"), to process its payroll. ZIR funds the payroll and then charges the Company for its employees' share. ZIR, at times, will also pay for other services provided to the Company, such as professional fees, health insurance, shipping, postage, and the in-house services of ZIR employees. These expenses are then charged to the Company. The Company also receives office space and related services from ZIR at no cost.

Total charges incurred with ZIR during the Year Ended November 30, 2025 are as follows:

Payroll	$ 280,516
IT expense	10,247
Software	5,225
Legal	6,368
Marketing	105,728
Other expenses	4,026
Total	412,110

As of November 30, 2025, $820,310 of these charges were unpaid and accrued and carried forward to November 30, 2025 as follows:

Balance, November 30, 2024	$ 658,200
Charges	412,110
Payments and credits to affiliate	(250,000)
Balance, November 30, 2025	$ 820,310

The Company pays registration and other fees on behalf of employees of its affiliate, Zacks Investment Management, Inc. ("ZIM") who are also employees of the Company. These expenses are then charged to ZIM. Total charges on behalf of ZIM, during the year ended November 30, 2025 are $183,004.

Total charges incurred with ZIM during the year Ended November 30, 2025 are as follows:

Registration Costs	$65,546
Consulting Fees	$67,790
Email Archive	$34,357
Other	$15,311
Total	$183,004

As of November 30, 2025 $87,730 of these charges were unpaid and accrued and carried forward to November 30, 2025 as follows:

Balance, November 30, 2024	86,457
Charges	183,004
Payment and credits to affiliate	(181,731)
Balance, November 30, 2025	87,730

NOTE 4 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax asset as of November 30, 2025, which consists entirely of a deferred income tax asset arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes, is as follows:

Deferred:	
Federal	193,764
State of Illinois	96,856
Total deferred income tax asset	$290,620

NOTE 5- Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to the stockholder, bearing interest of 1.2% and 1.3% per annum, respectively, and mature on June 24, 2025, $500,000 and March 1, 2027, $500,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of November 30, 2025 the accural for the subordinated loan is $153,650.

NOTE 6 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal deposit Insurance Corporation (FDIC) up to $250,000. On November 30, 2025, the Company did not have any cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be at risk, which depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2025

NOTE 7 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On November 30, 2025, the Company had net capital of $2,030,194, which was $1,971,879 in excess of its required net capital of $58,315. The Company's ratio of aggregate indebtedness to net capital was.95 to 1.
Below is the reconciliation between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2025 FOCUS filing:

	Financial Statements
Total net capital	$2,030,194
Required net capital	58,315
Total excess net capital	$1,971,879

LBMZ SECURITIES, INC.

EXEMPTION PROVISION UNDER RULE 15c3-3
As of November 30, 2024

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

LBMZ SECURITIES, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2025

Broker or Dealer: **LBMZ SECURITIES, INC.**

1. Total ownership equity from Statement of Financial Condition — $ 1,150,284 {3480}
2. Deduct ownership equity not allowable for Net Capital — ------------------{3490}
3. Total ownership equity qualified for Net Capital — 1,150,284 {3500}
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 1.000.000
   B. other (deductions) or allowable credits (list) — {3520} - {3525}
5. Total capital and allowable subordinated liabilities — 2,150,284 {3530}
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of
      Financial Condition (Notes B and C)* — $ 118,877 {3540}

   B. Secured demand note deficiency — - {3590}
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges — - {3600}
   D. other deductions and/or charges — - {3610} — 118,877 {3620}
7. other additions and/or allowable credits (list) — - {3630}
8. Net capital before haircuts on securities positions — 2,031,407 {3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))
   A. Contractual securities commitments — - {3660}
   B. Subordinated securities borrowings — - {3670}
   C. Trading and investment securities:
      1. Exempted securities — - {3735}
      2. Debt securities — - {3733}
      3. Options — - {3730}

      4. other securities — 1,213 {3734}
   D. Undue concentration — - {3650}
   E. other (list) — - {3736} — ( ) {3740}
10. Net Capital — $ 2,030,194 {3750}

Non-allowable assets include:

Due from affiliates	$	87,730
Other Asset		2,621
Deferred Income tax asset		5,174
Prepaid Expenses		23,352
Total non-allowable assets	$	118,877

LBMZ SECURITIES, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2023

Broker or Dealer: **LBMZ SECURITIES, INC.**

Part A

11. Minimum net capital required (6 2/3% of line 18)   =$ 58,315 {3756}

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital

requirement of subsidiary computed in accordance with Note (A)   50,000 {3758}

13. Net capital requirement (greater of line 11 or 12)   58,315 {3760}

14. Excess net capital (line 10 less line 13)   1,971,879 3770}

15. Excess net capital at 1000% (line 10 less 10% of line 18)   1,942,721 {3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition $ 874,729 {3790}

17. Add:

    A. Drafts for immediate credit   =$ - {3800}

    B. Market value of securities borrowed for which no equivalent value

       is paid or credited   — ------------------{3810}

    C. other unrecorded amounts (list)   - {3820}   - {3830}

18. Total aggregate indebtedness $ 874,729 3840}

19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)   43.09%{3850}

20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)   23.25% {3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

(E) There are no material differences between the Audited and Unaudited Statement of Financial Condition.:

LBMZ SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2025

Broker or Dealer: **LBMZ SECURITIES, INC.**

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section upon which an exemptive provision from Rule 15c3-1 is claimed:

    A. (k)(1) - $2,500 capital as per Rule 15c3-1   {4550}

    B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained   — -------------------- {4560}

    C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis   X   {4570}

        Name of Clearing Firm(s): <u>INTERACTIVE BROKERS, LLC</u>

    D. (k)(3) - Exempted by order of the Commission (include copy of letter)   {4580}

LBMZ SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2025

Broker or Dealer: LBMZ SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

LBMZ SECURITIES, INC. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

LBMZ SECURITIES, INC. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LBMZ Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) LBMZ Securities, Inc. claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) LBMZ Securities, Inc. stated that LBMZ Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, without exception. LBMZ Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LBMZ Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provision) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
February 11, 2026

LBMZ Securities, Inc.

LBMZ Securities Inc's Exemption Report

LBMZ Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

LBMZ Securities, Inc.

I, Judith Calder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance

Officer February 16, 2026